[PACER LOGO]

July 30, 2012

FILED BY EDGAR

Securities and Exchange Commission

450 Fifth Street, N.W.

Mail Stop 3561

Washington, DC 20549-0305

Attn: Lyn Shenk, Branch Chief

Doug Jones

Re: Pacer International, Inc.

File No. 000-49828

Form 10-K: For the Fiscal Year Ended December 31, 2011

Filed February 10, 2012

Form 10-Q for the Fiscal Quarter Ended March 31, 2012

Filed April 27, 2012

Dear Messrs. Shenk and Jones:

Per my conversation on July 26, 2012 with Doug Jones, this letter confirms our receipt on July 23, 2012 of a comment letter from Lyn Shenk, Branch Chief. This letter also confirms an extension of the 10 business day deadline in the letter by an additional five (5) business days. Accordingly, we plan to respond no later than August 13, 2012.

Please do not hesitate to contact me at (614) 356-1296 with any questions or comments regarding any of the foregoing.

Sincerely,

/s/ Greg Kirchner

Greg Kirchner

Director, Financial Reporting